QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OMNITURE, INC.
(Name of Subject Company (Issuer))

SNOWBIRD ACQUISITION CORPORATION

ADOBE SYSTEMS INCORPORATED
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (Titles of classes of securities)	68212S109 (CUSIP number of class of securities)

Karen Cottle
Senior Vice President, General Counsel & Corporate Secretary
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Tel: 408-536-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Peter F. Kerman
Glenn G. Nash
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Tel: 650-328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,790,228,933.00	$99,894.77

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 83,266,462 shares of common stock, par value $0.001 per share, of Omniture at a purchase price of $21.50 per share. Such number of shares consists of (i) 77,306,452 shares of common stock issued and outstanding as of September 21, 2009, and (ii) 5,960,010 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options, restricted stock units and other rights to acquire Omniture shares.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 0.00005580 of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Snowbird Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation ("Adobe"), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Omniture, Inc., a Delaware corporation ("Omniture"), at a purchase price of $21.50 per share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Adobe and the Purchaser.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Omniture, Inc. Omniture's principal executive offices are located at 550 East Timpanogos Circle, Orem, Utah 84097. The telephone number at Omniture's principal executive offices is (801) 722-7000.

        (b)   This statement relates to the common stock, par value $0.001 per share, of Omniture. Based upon information provided by Omniture, there were 77,306,452 shares of common stock issued and outstanding as of September 21, 2009. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 6 of the Offer to Purchase, entitled "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a), (b), (c)  This Schedule TO is filed by Adobe and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning Adobe and the Purchaser" and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (a), (b)  The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning Adobe and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for Omniture; Other Matters," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a), (c)(1)-(7)  The information set forth in the "Introduction," Section 7, entitled "Effect of the Offer on the Market for the Shares; The NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations," Section 12, entitled "Purpose of the Offer; Plans for Omniture; Other Matters," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        (a), (b), (d)  The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning Adobe and the Purchaser" and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        (a)   The information set forth in Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for Omniture; Other Matters," Section 13, entitled "The Merger Agreement; Other Agreements," and Section 16, entitled "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

        (a), (b)  Not applicable.

Item 11.    Additional Information

        (a)(1)  The information set forth in Section 9, entitled "Certain Information Concerning Adobe and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts; Negotiations and Transactions," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3)  The information set forth in Section 13, entitled "The Merger Agreement; Other Agreements," Section 14, entitled "Conditions of the Offer," and Section 15, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth in Section 7 of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; The NASDAQ Global Select Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

        (a)(5)  The information set forth in Section 17, entitled "Legal Proceedings," of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated September 24, 2009.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(5)(A)	Press Release issued by Adobe on September 15, 2009 (incorporated by reference to the Schedule TO-C filed by Adobe with the SEC on September 15, 2009).
(a)(5)(B)	Summary Advertisement published on September 24, 2009.
(a)(5)(C)	Press Release issued by Adobe on September 24, 2009.
(b)(1)
Credit Agreement, dated as of February 16, 2007, among Adobe and Certain Subsidiaries as Borrowers; BNP Paribas, Keybank National Association, and UBS Loan Finance LLC as Co-Documentation Agents; JPMorgan Chase Bank, N.A. as Syndication Agent; Bank of America, N.A. as Administrative Agent and Swing Line Lender; the Other Lenders Party Thereto; and Banc of America Securities LLC and J.P. Morgan Securities Inc. as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe with the SEC on August 16, 2007).
(b)(2)
Amendment to Credit Agreement, dated as of August 13, 2007, among Adobe, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Adobe with the SEC on August 16, 2007).
(b)(3)
Second Amendment to Credit Agreement, dated as of February 26, 2008, among Adobe, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe with the SEC on February 29, 2008).
(d)(1)
Agreement and Plan of Merger, dated as of September 15, 2009, among Adobe, Purchaser and Omniture (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Adobe with the SEC on September 15, 2009).
(d)(2)
Tender and Support Agreement, dated as of September 15, 2009, among Adobe, Puchaser, and each of Joshua G. James, Gregory S. Butterfield, Dana L. Evan, D. Fraser Bullock, Mark P. Gorenberg, John R. Pestana, Cocolalla, LLC, Jennifer Bullock, Hummer Winblad Venture Partners V, L.P., Scale Venture Partners II, L.P. and Erutinmo, LLC.
(d)(3)	Confidentiality Agreement, dated August 2, 2009, by and between Omniture and Adobe.
(d)(3)(A)	Exclusivity Agreement, dated September 9, 2009, by and between Adobe and Omniture.
(d)(4)	Employment Agreement, dated as of September 15, 2009, by and between Joshua G. James and Adobe.
(d)(5)	Offer Letter, dated September 14, 2009, by and between Chris Harrington and Adobe.
(d)(6)	Offer Letter, dated September 14, 2009, by and between Brett Error and Adobe.
(d)(7)	Offer Letter, dated September 14, 2009, by and between John Mellor and Adobe.
(d)(8)	Offer Letter, dated September 14, 2009, by and between Mike Herring and Adobe.
(d)(9)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Joshua G. James in favor of Adobe.
(d)(10)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Chris Harrington in favor of Adobe.

(d)(11)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Brett Error in favor of Adobe.
(d)(12)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by John Mellor in favor of Adobe.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOWBIRD ACQUISITION CORPORATION
By:	/s/ MARK GARRETT
	Name:	Mark Garrett
	Title:	President and Treasurer
ADOBE SYSTEMS INCORPORATED
By:	/s/ SHANTANU NARAYEN
	Name:	Shantanu Narayen
	Title:	President and Chief Executive Officer

Date: September 24, 2009

 INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated September 24, 2009.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(5)(A)	Press Release issued by Adobe on September 15, 2009 (incorporated by reference to the Schedule TO-C filed by Adobe with the SEC on September 15, 2009).
(a)(5)(B)	Summary Advertisement published on September 24, 2009.
(a)(5)(C)	Press Release issued by Adobe on September 24, 2009.
(b)(1)
Credit Agreement, dated as of February 16, 2007, among Adobe and Certain Subsidiaries as Borrowers; BNP Paribas, Keybank National Association, and UBS Loan Finance LLC as Co-Documentation Agents; JPMorgan Chase Bank, N.A. as Syndication Agent; Bank of America, N.A. as Administrative Agent and Swing Line Lender; the Other Lenders Party Thereto; and Banc of America Securities LLC and J.P. Morgan Securities Inc. as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe with the SEC on August 16, 2007).
(b)(2)
Amendment to Credit Agreement, dated as of August 13, 2007, among Adobe, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Adobe with the SEC on August 16, 2007).
(b)(3)
Second Amendment to Credit Agreement, dated as of February 26, 2008, among Adobe, as Borrower; each Lender from time to time party to the Credit Agreement; and Bank of America, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adobe with the SEC on February 29, 2008).
(d)(1)
Agreement and Plan of Merger, dated as of September 15, 2009, among Adobe, Purchaser and Omniture (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Adobe with the SEC on September 15, 2009).
(d)(2)
Tender and Support Agreement, dated as of September 15, 2009, among Adobe, Puchaser, and each of Joshua G. James, Gregory S. Butterfield, Dana L. Evan, D. Fraser Bullock, Mark P. Gorenberg, John R. Pestana, Cocolalla, LLC, Jennifer Bullock, Hummer Winblad Venture Partners V, L.P., Scale Venture Partners II, L.P. and Erutinmo, LLC.
(d)(3)	Confidentiality Agreement, dated August 2, 2009, by and between Omniture and Adobe.
(d)(3)(A)	Exclusivity Agreement, dated September 9, 2009, by and between Adobe and Omniture.
(d)(4)	Employment Agreement, dated as of September 15, 2009, by and between Joshua G. James and Adobe.
(d)(5)	Offer Letter, dated September 14, 2009, by and between Chris Harrington and Adobe.
(d)(6)	Offer Letter, dated September 14, 2009, by and between Brett Error and Adobe.
(d)(7)	Offer Letter, dated September 14, 2009, by and between John Mellor and Adobe.
(d)(8)	Offer Letter, dated September 14, 2009, by and between Mike Herring and Adobe.
(d)(9)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Joshua G. James in favor of Adobe.

(d)(10)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Chris Harrington in favor of Adobe.
(d)(11)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by Brett Error in favor of Adobe.
(d)(12)	Non-Competition and Non-Solicitation Agreement, dated September 15, 2009, by John Mellor in favor of Adobe.
(g)	Not applicable.
(h)	Not applicable.

QuickLinks

  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3.
SIGNATURES
INDEX TO EXHIBITS